SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2005

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

BRASKEM S.A
C.N.P.J No 42.150.391/0001 -70 - NIRE 29300006939
MINUTES OF THE 509th MEETING OF THE BOARD OF DIRECTORS
HELD DECEMBER 13th, 2005

On the 13th (thirteenth) calendar day of December, two thousand and five, at 8:30 (eight thirty) a.m., in the Company's office located at Rua Eteno, No. 1561, Pólo Petroquímico de Camaçari, Camaçari-BA, ZIP Code 42810-000, the 509th (five hundred and nineth) Meeting of the Board of Directors of BRASKEM S.A was held, and the undersigned Board members were present. The Board members Francisco Teixeira de Sá and Luiz Fernando Cirne Lima were absent, as well as their respective alternates, being the last replaced by the Board member Ruy Lemos Sampaio, pursuant to the letters of representation previously sent, in accordance with the procedure defined in the Company by-laws. The Chief Executive Officer José Carlos Grubisich Filho, the Executive Officers Mauricio Ferro, Paul Altit, Bernardo Gradin, Luiz de Mendonça, Roberto Simões, Mr. José Augusto Mendes, Mr. Nelson Raso, and Mrs. Ana Patrícia Soares Nogueira were also present. The Board member Pedro Augusto Ribeiro Novis directed the meeting, and Mrs. Ana Patrícia Soares Nogueira acted as secretary. AGENDA: I) Subjects for deliberation: The Board of Directors unanimously approved the following deliberations: 1) BUSINESS PLAN 2006/2012 – after a presentation brought by the Chief Executive Officer and by the other Executive Officers present, the Braskem Business Plan 2006/2012 has been approved; 2) PROPOSALS FOR DELIBERATION (“PD”) - approved, after the due analysis of its terms and connected documentation, the following Proposals for Deliberation, previously delivered by the Board of Executive Officers to the members of the Board of Directors for aknowledgement, as provided in the Internal Rules of the Board of Directors, copies of which has been duly filed at the Company’s headquarters: a) PD.CA/BAK-31/2005 – Loans and Financing by the Executive Officers – for the purpose of (i) keeping, during the fiscal year of 2006 or until the Meeting of the Board of Directors that shall deliberate on the new limits for 2007, the limit in force during 2005 of up to R$200.000.000,00 (two hundred million reais), by transaction, for the Board of Executive Officers to execute loan and financing, in or outside Brazil, without the prior authorization of the Board of Directors, pursuant to item “q” of Article 26 and Article 37 of the Company’s By-laws; and (ii) determining that the loans and financing executed in the aforementioned period, which total amount are greater than R$30.000.000,00 (thirty million reais), by transaction, shall be informed to the Board of Directors at the meetings after the dates of the respective transactions; b) PD.CA/BAK-32/2005 – Interest Attributable to Shareholders’ Equity – considering the reasons explained in the respective PD, the Board has decided to: (i) approve the provisionment of up to R$385.000.000,00 (three hundred eighty five million reais) for the payment of interest attributable to shareholders’ equity, authorizing the Board of Executive Officers to establish the precise amount to be effectively credited to the shareholders pursuant to the results presented in December 31, 2005, designating said amount to dividends, observing the Company's legal and statutory rules and limits, established that the payment of interest attributable to shareholders’ equity should occur within the same limit generally set forth for the payment of dividends, i.e., within up to 60 (sixty) days after the Ordinary General Shareholders Meeting to be held in 2006; c) PD.CA/BAK-33/2005 – Expansion and Technologic Up-grade Project at the Olefines Unit 1 of the Basic Petrochemicals Unit (UNIB) – for the purpose of authorizing the Technical-Economical Feasability and Conceptual and Basic Engineering Study for the expansion of the production capacity of ethylene and hydrogen and technological up-grade of the Olefines Unit 1, pursuant to the Executive Summary contained in the Annex 1 of the respective PD; II) Subjects for Acknowledge: Presentations of the subject of this item II had been made, which are: 1) 2006 Schedule for holding Board of Directors meetings and 2005 Schedule for delivering the Monthly Reports on the Business Plan Follow-up, which were submitted and unanimously approved. III) Subjects of Company Interest: Nothing to record. IV) CLOSING OF MINUTES - No further subject existing to be dealt with, these minutes have been prepared, read, discussed and approved, being signed by all attending Board members, by the President and the Secretary of the meeting. Camaçari-BA, December 13th, 2005. [Signatures: Pedro Augusto Ribeiro Novis – President; Ana Patrícia Soares Nogueira – Secretary; Alvaro Fernandes da Cunha Filho - Vice-President; Alvaro Pereira Novis; André Tapajós Cunha; José de Freitas Mascarenhas; Luiz Fernando Cirne Lima (rep’d by Ruy Lemos Sampaio); Maria das Graças Foster; Maria Roma de Freitas; Newton Sergio de Souza; Patrick Horbach Fairon].

Conforms to the original version recorded in the official records.

Ana Patrícia Soares Nogueira
Secretary

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 15, 2005

BRASKEM S.A.

By:	/s/ Paul Elie Altit

	Name:	Paul Elie Altit
	Title:	Chief Financial Officer